UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 5)

                          ADVANCED MAMMOGRAPHY SYSTEMS, INC.
                          ----------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, $0.01 PAR VALUE
                            -----------------------------
                            (Title of Class of Securities)


                                      00753Q-101
                            -----------------------------
                                    (CUSIP Number)

                                Jack Nelson, Chairman
                              Advanced NMR Systems, Inc.
                                   46 Jonspin Road
                              Wilmington, MA 01887-1082
                                   (509) 657 - 8876
          ----------------------------------------------------------------

          (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                     MAY 27, 1997
                 ---------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).


                                                          Page 1 of 7 Pages
                                                               -    -

                                     SCHEDULE 13D

          CUSIP No.  00753Q-101              Page  2  of  7  Pages
                     ----------                   ---    ---

          -----------------------------------------------------------------
          1         NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Advanced NMR System, Inc.
                    EIN: 22-2457487
          -----------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER
                    OF A GROUP*                                     (a) [ ]
                                                                    (b) [ ]
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          3         SEC USE ONLY

          -----------------------------------------------------------------
          4         SOURCE OF FUNDS*

                    Not applicable.
          -----------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]

          -----------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
          -----------------------------------------------------------------
          NUMBER OF      7    SOLE VOTING POWER
          SHARES              1,250,000
                         -----------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY            -0-
                         -----------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING           -0- (See Item 5)
                         -----------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER
                              -0-
          -----------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                         1,250,000
          -----------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                     [ ]
          -----------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         16.4%
          -----------------------------------------------------------------
          14        TYPE OF REPORTING PERSON*

                         CO
          -----------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    Pursuant to Rule 13d-2 of the General Rules and Regulations under the Act, this Amendment No. 5 amends the
          Schedule 13D filed with the Commission on September 19, 1995 (the "Statement") with respect to the common stock, $.01 par value per share, of Advanced Mammography Systems, Inc. (the "AMS Common Stock"), as amended by Amendment No. 1 to the Statement filed with the Commission on February 21, 1996, Amendment No. 2 to the Statement filed with the Commission on June 12, 1996 and Amendments No. 3 and No. 4 to the Statement, dated May 16, 1997. Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement. Except as otherwise expressly indicated below, the information provided in the Statement remains in effect.

          ITEM 4.  PURPOSE OF TRANSACTION.
                    ----------------------

                    Item 4 is amended to add the following:

                    On May 27, 1997, Advanced NMR and AMS jointly announced that their respective Boards of Directors had agreed upon the terms of a merger (the "Merger") of AMS with Advanced NMR (or a newly-formed, wholly-owned subsidiary of Advanced NMR). The Merger transaction is subject to execution of a definitive Merger Agreement, filing and clearance of proxy material for special stockholder meetings of both companies' stockholders, stockholder approval and customary closing conditions. Upon the Merger, the AMS Common Stock would cease to be listed on the Nasdaq Small-Cap Market and AMS would cease the registration of its Common Stock under the Securities Exchange Act of 1934.

          ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
                    --------------------------------

                    (4)  Press Release, dated May 27, 1997.

                                      SIGNATURE
                                     -----------


                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                                             ADVANCED NMR SYSTEMS, INC.


                                           By:  /s/ Jack Nelson
                                              ---------------------------
                                              Name: Jack Nelson
                                              Title: Chairman of the Board


          Date:  May 29, 1997

                                                                EXHIBIT (4)


          [LOGO]    ADVANCED NMR                      [LOGO]  ADVANCED
                         SYSTEMS, INC.                        MAMMOGRAPHY
                                                              SYSTEMS, INC.


                                                               NEWS RELEASE
                                                               ============
          Company Contact:
          ---------------
          Beverly Tkaczenko
          800.476.0569

          FOR IMMEDIATE RELEASE
          ---------------------

          -----------------------------------------------------------------

                            ADVANCED NMR SYSTEMS, INC. AND
                          ADVANCED MAMMOGRAPHY SYSTEMS, INC.
                               ANNOUNCE PLANS TO MERGE


          WILMINGTON, MASS., MAY 27, 1997 - ADVANCED NMR SYSTEMS, INC. (NASDAQ: ANMR) AND ADVANCED MAMMOGRAPHY SYSTEMS, INC. (NASDAQ:
          MAMO) announced today that the Boards had agreed upon terms for the merger of both Companies. Under the terms of the proposed transaction Advanced Mammography Systems shareholders (without consideration of the Advanced Mamography systems shares currently owned by Advanced NMR Systems) would receive approximately $7.2 million in Advanced NMR Systems stock valued at $2.50 after a proposed one (1) for ten (10) reverse stock split is effected. Advanced Mammography Systems' shareholders would own approximately forty percent (40%) of the outstanding shares of the new Company. The transaction is subject to execution of definitive agreements between the two Companies, S.E.C. clearance of the proxy materials, Advanced Mammography Systems shareholder approval of the transaction, and Advanced NMR Systems shareholder approval of a 1:10 reverse split of its stock and customary closing conditions. Each Company will be obtaining a fairness opinion and has been guided in negotiations by its respective investment bankers. Houlihan Lokey Howard & Zukin represents Advanced NMR Systems and Valumetrics, Inc. represents Advanced Mammography Systems and the special committee of independent directors. The new entity will be given a new corporate name consistent with its more focused mission.
          Advanced NMR Systems has been contemplating its future strategic direction after successfully unencumbering itself from debt and receiving an infusion of cash from the sale of its Medical Diagnostics (MDI) imaging operation to US Diagnostics Inc.
          (USDL). Advanced NMR Systems currently owns rehabilitation centers in Massachusetts and has made an investment in an MRI breast imaging center at Faulkner Hospital utilizing Advanced Mammography Systems' Aurora(TM) system. Advanced NMR Systems also has an exclusive agreement with General Electric Medical Systems (GEMS) for the integration of high field MR systems.
          It is the investment at Faulkner Hospital which Advanced NMR Systems determined was most promising and which led to the development of a strategic plan which contemplates the utilization of Advanced Mammography Systems' Aurora system for future growth.

          PAGE 2
          ADVANCED NMR SYSTEMS, INC. & ADVANCED MAMMOGRAPHY
                SYSTEMS, Inc. ANNOUNCE.....
          News Release -- May 27 1997



          Jack Nelson, Chairman and Chief Executive Officer, of Advanced NMR Systems and Advanced Mammography Systems stated: "Advanced Mammography Systems has emerged from a long period of research and development of its Aurora system to a point where its unique technology is receiving worldwide acclaim and is poised for a successful commercial launch. The Aurora is the only FDA cleared, dedicated MR breast imaging system. We have growing confidence that the Aurora can provide enhanced diagnostic utility in breast imaging which addresses dramatic and transparent needs of the medical community to benefit women's health.

          We have reached this initial juncture in Advanced Mammography Systems through interim financial arrangements that have occupied much of management's recent focus and created a constant downward pressure on what should be blossoming shareholder value. With the cash reserves of Advanced NMR Systems, Advanced Mammography Systems will be able to enter the commercial world which is now within its grasp without deflecting its attention to capital raising concerns. Advanced Mammography Systems after consummation of this transaction will have the opportunity to translate its unique, low cost, dedicated MR breast imaging system into a powerful tool for imaging centers, women's centers, mammographers, and hospitals to benefit women's health and simultaneously provide commercial success to increase shareholder value.

          Advanced NMR Systems has struggled through a most difficult period and has witnessed dramatic erosion in shareholder value. Over the course of the past year, management has taken drastic action to save the Company. We have curtailed dramatically our technology development and production. We have sold our Medical Diagnostics (MDI) imaging business which unencumbered us from burdensome debt and has provided us with substantial cash reserves. We have sublet space, laid off a large number of employees, and are currently engaged in negotiations which should convert other assets into accessible cash. We have managed to survive many difficult and what at times appeared to be insurmountable obstacles. The Company now has the wherewithal to pursue a strategic direction which we believe will convert our struggles of the past into successes in the future. We believe that our investment in the breast imaging center at Faulkner Hospital represents a marvelous opportunity to capture the exclusiveness and uniqueness of the Aurora system to provide a benefit to women and increase shareholder value.

          We are witnessing a growing worldwide awareness of women's health issues. the Aurora system and its contemplated enhancements is a distinct and beneficial tool in the arsenal of diagnostic equipment engaged in the battle to detect and diagnose breast disease.

          PAGE 3
          ADVANCED NMR SYSTEMS, INC. & ADVANCED MAMMOGRAPHY
                SYSTEMS, Inc. ANNOUNCE.....
          News Release -- May 27 1997

          The marriage of Advanced NMR Systems and Advanced Mammography Systems provides each partner with its missing ingredient for success. Advanced NMR Systems obtains the market power and burgeoning opportunities of the Aurora system's commercialization and Advanced Mammography Systems receives the financial support to complete its product development, participate in multi-site testing and commercialize its product. We are convinced that both companies have emerged from a difficult struggle to reach this moment in time when both sets of shareholders can benefit from the respective advantages that each Company provides.

          SAFE HARBOR STATEMENT:
          ---------------------

          This press release contains forward-looking information based upon current expectations that include a number of business risks and uncertainties. The factors that could cause results to differ materially include the following: delays in product development, lack of market acceptance of technology, technological innovations for competitors and changes in health care regulations, including reimbursement.


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                                         -7-